SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM

1	Translation of letter to the CNV, Mercado Electrónico Abierto S.A. and Buenos Aires Stock Exchange dated April 3, 2023

Buenos Aires, April 3, 2023

To the

COMISION NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Re.: Relevant Information – New York District Court Proceeding

Dear Sirs:

The purpose of this letter is to comply with the requirements set forth in article 2, Chapter I, Title XII of the Comisión Nacional de Valores Rules (T.O. 2013, as amended and complemented) and the corresponding ByMA and MAE Regulations.

As previously disclosed, on April 14, 2022, the parties to the judicial proceedings initiated by Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) and Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park,” and together with Petersen, “Plaintiffs”) filed briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argued that the United States District Court for the Southern District of New York (the “District Court”) should grant summary judgment in their favor on liability and damages as to both YPF S.A. (“YPF”) and the Republic of Argentina (the “Republic,” and together with YPF, the “Defendants”), and each of the Defendants argued that it had no liability and owed no damages to Plaintiffs, and that the District Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it.

In a decision issued on March 31, 2023, the District Court granted YPF’s motion for summary judgment and denied Plaintiffs’ motion for summary judgment as to YPF in its entirety. The District Court found that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs, and accordingly dismissed Plaintiffs’ claims against YPF. The District Court denied the Republic’s motion for summary judgment, and the proceedings will continue as between Plaintiffs and the Republic. Plaintiffs may seek to appeal the District Court’s ruling as to YPF or seek to reassert claims previously dismissed against YPF, in each case in accordance with applicable procedural rules. If so, YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 3, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer